
Basketball Community
UP
Workouts
Community
Gamification
2023
1994
Workout
05:45
Next drill
10 min Begginer Warm Up
Feed
Subscriptions
My teams
Marvin Williamson
I've always believed that if you put in the work, the results will come. I don't do things half-heartedly. Because I know if I do, then I can expect half-hearted results. Thanks for workout!
30
12
5
37
Utah Jazz
Golden State Warriors
Wardrobe
1100
Nikolas Lebowski
1250
25
Skills

INVEST IN **LEVEL UP 🏀 BASKETBALL**

AI-Coach for Basketball: Powered by Community, Gamification and GPT-4

LEAD INVESTOR

Flyer One VC

We invested in LevelUp because we trust that combination of expertise in the field, mobile development skills and good market vision are solid grounds for success. Eugene and Anton have profound experience in creating web-ecosystems for basketball fans. Eugene has a track of success with two other startups. More importantly, what has kept us with the project from the start and makes us lead the round now is our belief that LevelUp has firmly captured its room in the basketball community niche.

Invested $50,000 this round & $200,000 previously

---

levelupbasket.com New York

Highlights

1. 🚀 Eugene (CEO) is the 3rd time founder, ex MAPS.ME: 150M users, ex LITRES.com: $100M ARR

2. ⛹️ Anton (CPO) is the founder of the biggest basketball league in the EU: 44k players.

3. 📈 Traction: we have 90k players, 3k coaches, 500+ paying customers, 10x growth in 6 months

4. 💰 Market: 2.2B basketball fans, 0.5B players, $30B market (TAM)

5. 🕸️ Network effect: 70% of our users - are organic as basketball is a highly social team sport.

6. 📣 Global: 50% of users are from the US, and 50% - South America & EU.

7. 💰 Fundings: to date we've raised $300k from a large VC (flyerone.vc) and angel investors.

Our Team



Eugene Lisovskiy CEO & Co-founder

3 x founder 🦄 growth hacker 🤓 radio-physics engineer 🛰️ ex-CEO of MAPS.ME 🌎 150M users, $0 > $3M ARR, ex-CMO of LITRES.com 📚 0.3M > 25M users, $50k MRR > $100M ARR.

Founders have been playing basketball since childhood. In 2019, they sought to create a

global basketball community, but one did not exist despite basketball being the second most popular team sport in the world with 450 million players. Thus, they decided to use their experience to address this issue.



Anton Zimin CPO & Co-foudner

Founder of the biggest basketball league in the EMEA region (44k players, 2.2k teams).

AI-Powered Community-driven App for Basketball Training and More 🏀


Level Up Basketball 🏀 Pitch Deck by Eugene Liso...
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LEVEL UP
BASKETBALL
training platform
players + coaches + fans
November, 2022

Our Story ⛹️

In 1994, my best friend Anton and I embarked on a passionate journey of basketball – entirely self-taught through watching NBA games with no internet at

basketball - entirely self-taught through watching NBA games with no internet at our disposal. Michael Jordan became our idol and we played every day like there was no tomorrow. Basketball quickly grew to become one of the cornerstones in both of our lives!

In 2000 Eugene started as a web developer (PHP+MySQL), and Anton continued playing basketball in college and built his first website for the basketball community. Later, Anton founded the biggest amateur basketball league in the EU with over 44k players (2200 teams).

In 2019 Anton came to Eugene with an idea to create an app for basketball. Eugene was sure that someone had already created something like Strava for runners. But we couldn't find anything like that for basketball.

We were surprised as:

- 🏃 runners have the Strava app (73M installs, $152M raised)
- 🥾 hikers have the AllTrails app (20M installs, $228M raised)
- 🎣 even fishermen have the FishBrain app (12M installs, $59M raised)

Eugene said:

> ***"Well, it looks like Strava for basketball has not existed yet."***

And we decided to create it 😁🏀

Team 🌱

In 2004 Eugene started his career in international companies as CMO/CEO, building apps for millions of users worldwide. His most notable achievements are:

- LITRES.com – the biggest e-books store in CIS: Eugene managed the growth from $300k ARR in 2011 to $15M ARR in 2015. Today it generates $100M ARR.

- **MAPS.ME** - the world's biggest mobile map for travelers with over 150M users: Eugene managed the growth from 30M to 150M users and from $0 to $3M ARR.


Team
Eugene Lisovskiy (Co-founder/CEO)
3 x founder, 2 exits:
maps.me, 150M users, $3M ARR
litres.com, 25M users, $100M ARR
Anton Zimin (Co-Founder/CPO)
4x founder:
#1 league in EU: 44k players
community of 1M basketball fans
advisors
Ferran Martinez
ex-PRO player
strategy
Artur Davydenko
BDM @ META
gamification
We Play Basketball Since 1994

Anton's basketball experience and Eugene's global apps experience are the best combinations for a global basketball app.

Eugene has **personal recommendations from the top managers of WeWork, Microsoft, and Booking.com**.


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Eugene Lisovskiy (He/Him)
3 x founder 2 exits growth hacker engineer Co-Founder/CEO LevelUpBasket.com (raising), ex-CEO MAPS.M...
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Eugen Miropolski · 1st
Managing Partner at Nordstar
August 28, 2022, Eugen managed Eugene directly
Eugene is an exceptional marketer, growth hacker, and team leader. As a CMO, he was responsible for
customer acquisition and gained 1.000.000 registered users in just 3 months. It was a pleasure for me to


work with Eugene. I wish Eugene the best in his startup career and highly recommend him as a responsible and creative person. He is always highly passionate about what he's doing.
Mik Chernomordikov · 1st
Leading WW App Partners and Developer Ecosystem on Windows at Microsoft
I've enjoyed partnering with Eugene during his tenure in LitRes, the leading e-books and audiobooks provider in the market. Eugene was managing the process from LitRes side with all the passion and responsibility and helped to open the best collection of books to Windows and Windows Phone users through Microsoft Store.
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Arnaud Delbary · 1st
Leisure & Travel
December 19, 2020, Arnaud worked with Eugene but they were at different companies
I have had the pleasure to work with Eugene as a trusted and valued partner for Booking.com. Eugene is a passionate entrepreneur who drives innovation and growth. His unique personality makes a him an amazing leader and business partner.
Show all 8 received →

Watch Eugene's interview with Booking.com:


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Market 🌎

Basketball is one of the planet's top team sports; it boasts an extensive international network with 450 million players, 2.2 billion fans, and two million coaches! The training industry has also experienced significant growth - whether

you opt for a group session or individual tuition, the average cost hovers around $20-$80 per hour respectively.

Why basketball is so popular?

Basketball has become extremely popular over the years due to its accessibility and simplicity. It is a relatively easy game to pick up, and there are numerous ways in which it can be played. Additionally, basketball requires minimal equipment, so it can be played virtually anywhere. As a result, it's easy for people to get involved with the sport at any level.


Market
Basketball –
#2 team sport in the world
Fans 2.2B 50M
Players 500M 26M
Coaches 2M 130k
TAM: $30B
all 500M players
globally * $59/year
SAM: $6B
70% of players who can't afford
training with a human coach
SOM: $20M
players who can pay
$59 for AI-coach
Source: Crunchbase & Various Open Sources

$30B market, 500M players around the globe

Basketball players are investing an average of $1400 annually to ensure their skills stay at top-notch levels, with about 30% having a regular coach for guidance. That amounts to over 135 million active athletes striving for excellence in the sport every year!

The global basketball training market is a booming sector, valued at over an impressive $200 billion. As the size of this industry continues to grow significantly each year, it's clear that worldwide interest in honing skills for one of America's most beloved sports isn't slowing down any time soon.

With traditional basketball training limited to local markets, online coaching offers a massive opportunity for coaches around the world. Through innovative tools and techniques, they can now provide professional instruction regardless of location or distance.

Problem 😢

We faced many problems while talking to hundreds of players and coaches.



Problem 😓
70% of US basketball fans can't afford $1,500/year for training 🤷‍♂️
😤 Free training videos have low quality
😴 Keeping motivation is tough
🔍 Locating a coach nearby is challenging
🙋‍♀️ Getting advice from Reddit is difficult

70% of US basketball fans can't afford $1,500/year for training 🤷‍♂️

We discovered that apps/websites focused on generating leads for coaches are not delivering enough leads for them. The reason is simple: there is nothing to do in the app for players, so they do not stick to the app and leave.

We deliver value for both players and coaches. Players can access a catalog of 400+ high-quality educational videos, a supportive community, and awesome train2earn gamification.

Coaches can use the platform to create a personalized schedule for players. They

don't need to show the player how to perform the drill: we have all drills on board. So the coach can work with several players simultaneously, coaching them remotely while sitting at home or walking.

Solution 🥳

We call it "Strava" for basketball. Powered by AI-coach based on GPT (OpenAI).


Solution
AI-powered mobile App for Basketball Training for $59/year
Basketball Training Drills & Workouts
Create your unique basketball avatar
Coaches
Basketball Training
400+ high quality educational videos
Community, gamification, analytics
Marketplace of human coaches
GPT-powered personal AI-coach

AI-powered 🤖 mobile App for Basketball Training for $59/year 🤳

Why Now? ⏱️

We started app development in July 2020, expecting that COVID times will pass away and we'll start to grow in recovering market. And we were right!
Team sports are recovering fast (according to web stats on Similar Web for the most popular media website in the US for team sports).


Why Now?
hulu
Basketball is Growing Globally - 6% CAGR
Wide Media Coverage
Basketball Market Revenue Market Trend (%) by Region (2016-2028)
2022
2022
2021


500
400
300
200
100
0
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
North America
Europe
Asia Pacific
Middle East and Africa
South America

Source: Basketball Market Report 2023 (Global Edition)


THE REDEEM TEAM
NETFLIX | OCT 7
HUSTLE
tv+
SWAGGER
2021
2021
2020
SPACE JAM
A NEW LEGACY
HOOPS
THE LAST DANCE

Basketball is Growing Globally - 6% CAGR and has Wide Media Coverage

Basketball has been on the rise in recent years, even through and beyond COVID-19. The sport has seen a surge of media interest over the past five years which is set to carry it into an exciting post-crisis recovery period for fans worldwide.

Here is a list of some popular movies and series about basketball released in the last 5 years:

Movies:

1. Uncle Drew (2018)
2. Space Jam: A New Legacy (2021)
3. Bleed for This (2016)
4. One Night in Miami (2020)
5. Hustle (2020)
6. Basketball or Nothing (2019)

Series:

1. The Court is Ours (2021)
2. The Last Dance (2020)
3. College Hoops Confidential (2018-2019)
4. Ballers (2015-2019)
5. Swoosh! Inside the NBA on TNT (2016 - present)

Business Model 💰

Business Model 💰

We launched in November 2021, learned a lot, talked to over 700 coaches and players, and found the right way to build the product.


Business Model
Players (b2c, freemium)
Non-paying players can earn coins for valuable in-app actions (posts, comments) and use the app for free.
$59/year
free
free
Workouts
Gamification
Community
Basketball Training Drills & Workouts
Create your unique basketball avatar
Share achievements with friends
Coaches (b2b2c, freemium)
Coaches work with players in the app: chat to set goals, create personal workouts, check performance.
$119/year
free
Marketplace
Coaching Tools
Profile
Manage your basketball teams

Freemium for players and coaches

How do we make money?

Our core business model - is freemium. We have 2 types of subscriptions:

- ⛹️ player subscription (b2c): $9.99/month or $59.9/year (unlocks full access to 300+ premium educational videos and other premium features)
- 👨‍💼 coach subscription (b2b): $19.99/month or $119.9/year (unlocks full access to team & club management features and listing in a catalog of coaches)
- 🤙 small payment processing fee (for online coaching sessions with a coach)

The freemium model gives us flexibility and balance in terms of user base growth, retention, and monetization.

It means that ~90% of users can use the app for free, and 10% of the most active users will pay. The freemium model helps us to keep a balance between audience

users will pay. The freemium model helps us to keep a balance between audience growth and monetization.

Traction ⚡

We have almost 75k app installs and over 3k coaches in the database. The user base grew up 10x times in 6 months. The number of premium subscriptions grew up 11x times.



Traction
Revenue (ARR)
Users
400+ paying
players & coaches
10x growth
in 6 months
75k+ players
10x in 6 months
3k+ coaches
+300/mo
33%
WAU/MAU
ARR
$23,031
Select all
United States
Canada
United Kingdom
France
Germany
Switzerland
Poland
Australia
Analytics
apps-level-up-basket
Reports snapshot
Users
74K
New users
52K
Average engagement time
8m 02s

find traction reports here

Go-To-Market Strategy 💨

Our go-to-market strategy is simple: we're building a beautiful and engaging app that boosts our organic and viral growth.



Go-To-Market Strategy
Network effect & WoM
71% of all our new users - viral (organic)
Mobile ads with LTV/CAC > 1
we have <$1 CPI and 3x free installs on 1 paid
High-quality product
Analytics
apps-level-up-basket
User acquisition: First user default channel gr
Store listing acquisitions by traffic source

High quality product
we have the best UI design in our niche

Influencers
content collaborations with popular coaches

Partnerships
NBA/WNBA/FIBA, amaterur leagues, associations


Organic Search
Performance overview
Customize metrics
Mobile App Installs
1,569
8.4% vs previous 24 days
Per Mobile App Install
$0.98
9.5% vs previous 24 days
Amount spent
$1,541.39
18.6% vs previous 24 days
Per Mobile App Install
$2
$2
$1
$1
$0
Sep 19
Sep 22
Sep 25
Sep 28
Oct 1
Oct 4
Oct 7
Oct 10

Our app has seen remarkable success with organic installs (70% of all new installs are organic), thanks to the wonderful word-of-mouth our users generate - showing that a great product really is worth sharing.

Competition 🤼

Many single-purpose basketball-related apps failed due to COVID-19 and problems with user retention. It's hard to keep users engaged in the app with a single feature.

Competition ⛹️⛹️

Essentials	Level Up	Home Court	Coach Up	Ballogy	Sports Visio	Uplift Labs	Playbook	Stadium Live	Instagram & YT + TT
	raised $0.4M	raised $20M	raised $11M	raised $6M	raised $3M	raised $9M	raised $12M	raised $13M	N/A
Educational Content	✅	✅	❌	❌	❌	❌	✅	❌	✅
Coaches	✅	❌	✅	❌	❌	✅	❌	❌	✅
Gamification	✅	✅	❌	❌	❌	❌	❌	✅	❌
Pick-up games	Q1'23	❌	❌	❌	❌	❌	❌	❌	❌
Community	✅	❌	❌	✅	❌	❌	❌	✅	✅
AI features	✅	✅	❌	❌	✅	✅	❌	❌	❌
Sports	🏀	🏀	🏀 + 35	🏀 + 5	🏀	all	all	🏀 + 3	all
Web 3	Q3'23	❌	❌	❌	❌	❌	❌	❌	❌
Status	Growth ✅	Last update: 8mo ago ❌	Web ✅ Mobile ❌	Groth ❌	Beta	Last update: 9mo ago ❌	Growth ✅	Growth ✅	Growth ✅

HomeCourt is a good app, but the founders made a decision to focus on the Chinese AR home entertainment market, which is definitely bigger than the basketball training market.

Coach Up also experiencing difficulties with user retention in the app. The reason is simple: there's nothing to do for them in the app, except looking for a coach. Single-purpose apps are all struggling for user retention.

Product Roadmap - 2023 🚀

Our long-term vision: **Global Super App for Basketball** with all-in-one features for basketball fans, players, and coaches.



Product Roadmap - 2023
$50k MRR
#1 App For Basketball
Dec '23
web 3
NFTs
tokenization
online league
social features
pick-up games
challenges
basketball events
May '23
AI-tech
AI coach - Genesis
video-highlights
skills scoring
Jan '23
retention
NBA stats & betting
online coaching
AI coach - GPT
monetisation
1k+ video drills
5k+ coaches
creators economy

Retention:

- NBA news & stats: we're posting daily NBA stats in our news feed
- Games betting: app users can bet on NBA games using Level Up coins

Social Features:

- Pick-up games: it's one of the most desired and difficult features. We asked the basketball community on Reddit, so you can check the results.


reddit
u/eugene-lisovskiy
Search Reddit
15
Help with building a super app 📱 for basketball 🏀
Please, share your thoughts 🙌 This will help us a lot! ❤️
352 votes
217 Pickup games/teams finder
14 Video challenges
17 AI-powered video highlights
61 AI-powered virtual coach
4 Tokenization
39 NBA news & stats
Voting closed 8 days ago
22 Comments
Share
Save
Post Insights
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10.0k
Total Views
83%
Upvote Rate
8
Community Karma
5
Total Shares

We have a data-driven cohort-based business model till 2027. Revenue assumptions don't include other revenue sources; we'll add them later. Right now, our projections include the following:


Assumptions
$ Additional Revenue Sources:
basketball kicks & jerseys market
basketballs market
brands partnerships
Data-Driven Business Modeling
Revenue (b2c + b2b), $M


LAKERS


Wilson
NCAA

$ 20
$ 15
$ 10
$ 5
$ 0
2022
2023
2024
2025
2026
Revenue (b2c + b2b)

This slide contains forward projections that cannot be guaranteed.

Invest in a brighter future for basketball. Join us and become part of our incredible journey! Together, we will go far - let's come together to make this dream a reality!

🏆🏀🖖

